Attention Business Editors:

PetroKazakhstan Inc. - First Quarter 2004 Financial Results, Annual meeting Webcast & Investors Tour

CALGARY, April 27 /CNW/ - PetroKazakhstan Inc. ("PetroKazakhstan") announces it will be releasing its First Quarter 2004 financial results at 9:30 a.m. Eastern (7:30 a.m. Mountain) on Tuesday, May 4, 2004.

Instead of its traditional conference call on quarterly results, PetroKazakhstan will make a presentation and respond to questions, immediately after the Annual Meeting of Shareholders to be held at 1:00 p.m. Eastern time (11:00 a.m. Mountain) on Tuesday, May 4th at the Hyatt Regency Calgary on Stephen Avenue Walk, 700 Centre Street S.E., Calgary, Alberta, Canada.

PetroKazakhstan will be hosting a live webcast of its presentation and of the Q&A session, after the formal Shareholders meeting. The webcast of the presentation and the Q&A session will commence at approximately 1:20 p.m. Eastern time (11:20 a.m. Mountain time).

The webcast can be accessed from PetroKazakhstan's or Canada NewsWire's websites. When accessing the webcast via PetroKazakhstan's website at www.petrokazakhstan.com, from the home page simply click on "Webcast". An archive of the webcast will be available for 90 days after the original broadcast.

The company's CEO and CFO will also be meeting investors in Toronto, Boston and New York on May 5th to 7th inclusive, along with participating in the NYSE Small Cap Conference to be held in New York on May 6th and 7th. Mr. Bernard F. Isautier, President and CEO of PetroKazakhstan, will be a featured guest on the television program "Report on Business" on May 4th at 5:10 p.m. Eastern time (3:10 p.m. Mountain) and will also be doing an interview on the "Canadian Business Report" hosted by Mr. Robert Graham.

PetroKazakhstan is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company's website can be accessed at www.petrokazakhstan.com and Canada NewsWire's website can be accessed at www.newswire.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

-0-	04/27/2004

    /For further information: Ihor P. Wasylkiw, Vice President, Investor Relations, (403) 221-8658, (403) 383-2234 (cell); Jeffrey D. Auld, Manager, Investor Relations - Europe, + 44 (1753) 410-020, + 44 79-00-891-538 (cell)/